United States securities and exchange commission logo





                     May 2, 2024

       Wenxi He
       Chief Financial Officer
       Metal Sky Star Acquisition Corporation
       132 West 31st Street, 9th Floor
       New York, NY 10001

                                                        Re: Metal Sky Star
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 12, 2024
                                                            File No. 001-41344

       Dear Wenxi He:

               We issued comments to you on the above captioned filing on March 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 16, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction